SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 November 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 IHG New York hotel tour

Exhibit No: 99.1

12 November 2015

IHG New York hotel tour

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] will today host a hotel tour in New York for institutional investors, with an introductory presentation starting at 12:30pm Eastern Standard Time. The tour will include some of IHG's newest properties in the city, demonstrating our approach to high quality growth.

The company released its third quarter interim management statement on 20 October 2015 and there will be no further update on trading. The presentation materials will be available from 12 November 2015 at www.ihgplc.com/presentations.

For further information, please contact:
Investor Relations (Catherine Dolton; Matthew Woollard; Adam Smith):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 4,900 hotels and 727,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 90 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit www.ihg.com/media and follow us on social media at www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 November 2015